                                                                                                                                                                      P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-1955

                                                                                                                                                                      tara_r_buckley@vanguard.com

April 12, 2010

Mark Cowan, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC 20549

RE:      Vanguard Variable Insurance Funds
            File No. 33-32216

Dear Mr. Cowan,

This letter responds to your March 30, 2010 comments on Post-Effective Amendment No. 49 of the above-referenced registrant that was filed on February 25, 2010.

Comment 1(a):     Prospectus – Fees and Expenses

Comment:               Please disclose in the narrative preceding the fee table that the table does not reflect charges that are imposed by the insurance company separate accounts and if these charges were reflected, expenses would be higher.

Response:               Although not contemplated by Form N-1A, we will add the requested disclosure.

Comment 1(b):     Prospectus – Fees and Expenses – Money Market Portfolio

Comment:               Please remove the last two sentences of the disclosure contained in footnote 1 referencing a temporary expense limitation because the footnote disclosure is not required or permitted by Item 3.

Response:               Vanguard believes that the last two sentences of footnote 1 to the fee table provide important and material information to investors about the Portfolio’s temporary expense limitation. We believe that retaining the information regarding the Portfolio’s temporary expense limitation is a critical component in making the Portfolio’s summary prospectus comparable to the summary prospectuses of other funds and could impact an investor’s investment decision. For this reason, we will retain the last two sentences to footnote 1 to the fee table.

#0220161

Mark Cowan, Esq.

April 12, 2010

Comment 2:          Prospectus – Example

Comment:               Although the disclosure states the example does not reflect additional fees and expenses associated with the annuity or life insurance program through which you invest, please also disclose that if such expenses were reflected, expenses would be higher.

Response:               The disclosure added in response to Comment 1(a) addresses both the fee table and example.

Comment 3(a):     Prospectus – Primary Investment Policies/Primary Risks – Money Market Portfolio

Comment:               Please identify Eurodollar and Yankee obligations, repurchase agreements, and adjustable-rate securities as a principal strategy based on the information given in response to Item 9(b). Please also include any associated risks of investing in such securities considered as principal risks.

Response:               As stated in the adopting release for Form N-1A, the risk/return summary is intended to be a “type of ‘executive summary’ of key information about the fund” and “need not generally repeat other information in the prospectus.” While the Portfolio may invest in Eurodollar and Yankee obligations, repurchase agreements, and adjustable-rate securities as part of its investment strategy, we do not believe that these investments are principal investments of the Portfolio that should be disclosed in the Portfolio’s risk/return summary.

                              Accordingly, we do not plan to revise the disclosure.

Comment 3(b):     Prospectus – Primary Investment Policies/Primary Risks – Short-Term Investment-Grade Portfolio

Comment:               Please identify preferred stocks, convertible securities, mortgage-dollar-rolls, cash investments, asset-backed securities, collateralized mortgage obligations, and international dollar-denominated bonds as a principal strategy based on the information given in response to Item 9(b). Please also include any associated risks of investing in such securities considered as principal risks. Event Risk, as identified in Item 9(c), should also be disclosed in the portfolio summary.

Response:               While the Portfolio may invest in these securities as part of its investment strategy, for the reason stated above, we do not believe that these investments (and their corresponding risks) are principal investments (or risks) of the Portfolio that should be disclosed in the Portfolio’s risk/return summary.

                              Accordingly, we do not plan to revise the disclosure.

Mark Cowan, Esq.

April 12, 2010

Comment 3(c):      Prospectus – Primary Investment Policies/Primary Risks – Total Bond Market Index Portfolio

Comment:               The fund's principal strategy is to track the Barclays Capital U.S. Aggregate Float Adjusted Index, but the disclosure states that only 80% of assets will be invested in the index. 80% is not sufficient for an "Index" fund. See IC-24828. In addition, please identify mortgage-dollar-rolls as a principal strategy based on the information given in response to Item 9(b). Please also include any associated risks of investing in such securities considered as principal risks.

Response:               Rule 35d-1 and the Commission’s accompanying adopting release are not explicit about how the 80% requirement applies to index funds.  The rule generally requires that an investment company invest at least 80% of its assets in “the particular type of investments . . . suggested by the name.”  The adopting release further suggests that an index fund should invest “more than” 80% in “investments connoted by the index.”  Footnote 42 of the release indicates that index funds must comply with the 80% requirement, however, it does not explain the meaning of the phrase “investments connoted by the index.” The release also states that the Commission did not codify the SEC staff’s previous positions on index funds.

The term “index” does not suggest a definitive “type of investment” that would by itself be subject to the 80% requirement, but rather it suggests the use of a passive-management investment strategy. Since the term “index” describes a strategy, the adopting release permits a reasonable interpretation of how the 80% requirement should apply to index funds.

                              With respect to the principal risks of the Portfolio, please see our responses to Comments 3(a) and (b).

                              For the reasons set forth above, we do not plan to revise the disclosure.

Comment 3(d):     Prospectus -- Primary Investment Policies/Primary Risks – Balanced Portfolio

Comment:               Please identify asset-backed bonds and foreign securities as a principal strategy based on the information given in response to Item 9(b). Please also include any associated risks of investing in such securities considered as principal risks.  In addition, please include risks specific to value stocks.

Response:               With respect to the principal investment and risks of the Portfolio, please see our responses to Comments 3(a) and (b) above.

                              We include a discussion of investment style risk on page 42 of the prospectus. We believe this discussion addresses the risks specific to value stocks.

                              Accordingly, we do not plan to revise the disclosure.

Mark Cowan, Esq.

April 12, 2010

Comment 3(e):     Prospectus -- Primary Investment Policies/Primary Risks – Diversified Value Portfolio

Comment:               Please define "large- and mid-capitalization companies." As asset concentration is a principal risk, please identify the corresponding strategy in the Primary Investment Strategies section. In addition, please include risks specific to value stocks.

Response:               We provide a discussion of large-cap, mid-cap, and small-cap classifications on page 41 of the prospectus. Additionally, on page 42 of the prospectus we provide the asset-weighted median market capitalization of each of the stock portfolios. As there are no “official” definitions of these terms, we believe our disclosure is sufficient.

                              While asset concentration is a principal risk of the Portfolio since it tends to invest a high percentage of its assets in its ten largest holdings, the Portfolio does not seek this result as a part of its primary investment strategy.

                              As noted above, in response to Comment 3(d), we include a discussion of investment style risk on page 42 of the prospectus. We believe this discussion addresses the risks specific to value stocks.

                              For the reasons discussed above, we do not plan to revise the disclosure.

Comment 3(f):      Prospectus -- Primary Investment Policies/Primary Risks – Total Stock Market Index Portfolio

Comment:               Please state that the portfolio is a "fund-of-funds." Please disclose the composition of the Vanguard Extended Market Index Fund. Also, please confirm that the fund's principal strategy of tracking the S&P Total Market Index satisfies Rule 35d-1. See IC-24828.

Response:               The investment objective for the Portfolio clearly states that the Portfolio invests in two other Vanguard Funds and we state on page 42 that the Portfolio is a fund of funds. We believe this disclosure is sufficient.

                              We disclose the make-up of the Vanguard Extended Market Index Fund on page 43-44 of the Prospectus.

                              For the reasons discussed above, we believe the Portfolio’s principal strategy of tracking the S&P Total Market Index satisfies Rule 35d-1.

Comment 3(g):     Prospectus -- Primary Investment Policies/Primary Risks – Equity Index Portfolio

Comment:               The disclosure states that all or substantially all assets will be invested in stocks that make up the Index, but the Item 9 disclosure appears to use 80% as a safe harbor. 80% is not sufficient for an "Index" fund. See IC-24828.

Response:               Please see our response to Comment 3(c) above.

Mark Cowan, Esq.

April 12, 2010

Comment 3(h):     Prospectus -- Primary Investment Policies/Primary Risks – Capital Growth Portfolio

Comment:               Please define "large- and mid-capitalization companies." As asset concentration is a principal risk, please identify the corresponding strategy in the Primary Investment Strategies section.

Response:               Please see our response to Comment 3(e) above with respect to definitions for large- and mid-capitalization companies.

                              We have removed asset concentration as a principal risk because the Portfolio is diversified and typically has less than 5% of its assets invested in any one security. Given this, we will not identify a corresponding strategy in the Primary Investment Strategies section.

Comment 3(i):      Prospectus -- Primary Investment Policies/Primary Risks – Small Company Growth Portfolio

Comment:               Please define "smaller companies."

Response:               We define smaller companies in the Primary Investment Strategies section as those companies that “tend to be unseasoned but are considered . . . to have superior growth potential,” and that “often provide little or not dividend income.” Additionally, as stated above, on page 42 of the prospectus we provide the asset-weighted median market capitalization for the Portfolio.

Comment 3(j):      Prospectus -- Primary Investment Policies/Primary Risks – International Portfolio

Comment:               Please identify ADRs, EDRs, GDRs and convertible securities as a principal strategy based on the information given in response to Item 9(b). Please also include any associated risks of investing in such securities considered as principal risks.

Response:               Please see our response to Comments 3(a), (b), and (d), above.

Comment 4:          Prospectus – Annual Total Returns – International Portfolio

Comment:               With respect to the International Portfolio, the fund may not use the MSCI EAFE as a primary index because the disclosure states returns are adjusted for withholding taxes.

Response:               There are no instructions in Form N-1A that prohibit a fund from using an index that is adjusted for withholding taxes. In fact, the parenthetical underneath the Index row in the table included in Form N-1A reads as follows:

                              (reflects no deductions for [fees, expenses, or taxes])

                              The presence of the brackets would seem to indicate that an index may be adjusted for any one or more of these three items.

                              Accordingly, we do not plan to revise the Portfolio’s index or our disclosure.

Mark Cowan, Esq.

April 12, 2010

Comment 5:          Tandy Requirements

As required by the SEC, the Funds acknowledge that:

•         The Funds are responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 610-669-1955 with any questions or comments regarding the above responses.

Thank you.

Sincerely,

Tara R. Buckley

Associate Counsel

Securities Regulation, Legal Department